Exhibit 99.1

TD Bank Finalizes Size of Preferred Share Issue

June 2, 2008 - TORONTO - The Toronto-Dominion Bank (“TD”) today announced that a group of underwriters led by TD Securities Inc. has exercised the option to purchase an additional 2 million non-cumulative 5-Year Reset Preferred Shares, Series S (the “Series S Shares”) carrying a face value of $25.00 per share.  This brings the total issue announced on May 29, 2008, and expected to close June 11, 2008, to 10 million shares and gross proceeds raised under the offering to $250 million.  TD has filed in Canada a prospectus supplement to its January 11, 2007 short form base shelf prospectus in respect of this issue.

The Series S Shares will yield 5.00% per cent annually, payable quarterly, as and when declared by the Board of Directors of TD, for the initial period ending July 31, 2013.  Thereafter, the dividend rate will reset every five years at a level of 160 basis points over the then five-year Government of Canada bond yield.

Holders of the Series S Shares will have the right to convert all or any part of their shares into non-cumulative Floating Rate Preferred Shares, Series T (the “Series T Shares”), subject to certain conditions, on July 31, 2013, and on July 31 every five years thereafter.  Holders of the Series T Shares will be entitled to receive quarterly floating dividends, as and when declared by the Board of Directors of TD, equal to the then three-month Government of Canada Treasury Bill yield plus 160 basis points.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the seventh largest bank in North America by branches and serves more than 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and Commerce; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world’s leading on-line financial services firms, with more than 5.5 million on-line customers. TD Bank Financial Group had CDN$503.6 billion in assets as of April 30, 2008. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For further information: John van Boxmeer, Associate Vice President, Capital Finance, (416) 308-7309 or Nicholas Petter, Manager, Corporate and Public Affairs, (416) 308-1861